Exhibit 99.1

ABSOLUTE SOFTWARE CORPORATION

Annual Information Form

For the Year Ended June 30, 2021

Dated August 10, 2021

Global Headquarters:

Suite 1400

Four Bentall Centre, 1055 Dunsmuir Street

Vancouver, British Columbia, Canada

V7X 1K8

604-730-9851

www.absolute.com

PRELIMINARY NOTES

Introduction

This Annual Information Form (this “AIF”) has been prepared in accordance with Form 51-102F2 and should be read in conjunction with the Company’s fiscal 2021 consolidated financial statements (and accompanying notes) and fourth quarter fiscal 2021 Management’s Discussion and Analysis (the “Q4-F2021 MD&A”). These documents, along with additional information about Absolute, are available at www.absolute.com, under Absolute’s SEDAR profile at www.sedar.com, and on EDGAR at www.sec.gov.

The words “we”, “our”, “us”, the “Company” and “Absolute” refer to Absolute Software Corporation together with its subsidiaries and/or the management and/or employees of the Company (as the context may require).

The Company’s fiscal year ends on June 30 of each year. All information in this AIF is given as of June 30, 2021 unless otherwise indicated. All dollar figures are stated in U.S. dollars unless otherwise indicated.

Forward-Looking Statements

This AIF contains certain forward-looking statements and forward-looking information, as defined under applicable securities laws, including, without limitation, the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”), which relate to future events or Absolute’s future business, operations, and financial performance and condition. Forward-looking statements normally contain words like “will”, “intend”, “anticipate”, “could”, “should”, “may”, “might”, “expect”, “estimate”, “forecast”, “plan”, “potential”, “project”, “assume”, “contemplate”, “believe”, “shall”, “scheduled”, and similar terms and, within this AIF, include, without limitation, any statements (express or implied) respecting: Absolute’s future plans, strategies, and objectives, including plans, strategies, and objectives arising out of the COVID-19 pandemic and related to the NetMotion acquisition; projected revenues, expenses, margins, and profitability; future trends, opportunities, challenges, and growth in Absolute’s industry; the impacts of the COVID-19 pandemic on Absolute’s business, operations, prospects, and financial results (including, without limitation, greater/continued remote working and/or distance learning); the anticipated operational, financial, and competitive benefits of the NetMotion acquisition; Absolute’s ability to grow revenue by selling to new customers and increasing subscriptions with existing customers; Absolute’s ability to renew customers’ subscriptions; Absolute’s ability to maintain and enhance its competitive advantages within its industry and in certain markets; Absolute’s ability to remain compatible with existing and new PC and other device operating systems; the maintenance and development of Absolute’s PC OEM and other channel partner networks; existing and new product functionality and suitability; Absolute’s product and research and development strategies and plans; Absolute’s business development strategies and plans; Absolute’s privacy and data security controls; the seasonality of future revenues and expenses; the future availability of working capital and any required financing; future dividend issuances or increases; the addition and retention of key personnel; increases to brand awareness and market penetration; future corporate, asset, or technology acquisitions; strategies respecting intellectual property protection and licensing; active and potential future litigation or product liability; expenses, regulatory obligations, and/or legal exposures as a result of Absolute’s recent SEC registration and Nasdaq listing; Absolute’s foreign operations; Absolute’s environmental, social, and governance initiatives; economic and market uncertainty; and other aspects of Absolute’s strategies, operations or operating results. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and allowing investors and others to get a better understanding of our anticipated financial position, results of operations, and operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Forward-looking statements are not guarantees of future performance, actions, or developments and are based on expectations, assumptions, and other factors that management currently believes are relevant, reasonable, and appropriate in the circumstances. The material expectations, assumptions, and other factors used in developing the forward-looking statements set out herein include or relate to the following, without limitation: Absolute will be able to successfully execute its plans, strategies, and objectives; Absolute will be able to successfully manage cash flow, operating expenses, interest expenses, capital expenditures, and working capital and credit, liquidity, and market risks; Absolute will be able to leverage its past, current, and planned investments to support growth and increase profitability; Absolute will be able to successfully manage the impacts of COVID-19 on its business, operations, prospects, and financial results; there will continue to be a trend toward mobile computing and remote working and/or distance learning, in the short, medium, and/or long-term, and resulting demand for Absolute’s solutions; Absolute will be able to successfully integrate NetMotion’s operations and realize the expected benefits to Absolute from the acquisition; the Absolute-NetMotion combined company’s financial profile will align with Absolute’s forecasts; Absolute will be able to implement its plans, forecasts, and other expectations with respect to the NetMotion acquisition and realize expected synergies; Absolute will be able to grow revenue by selling to new customers and increasing subscriptions with existing customers at or above the rates currently anticipated; Absolute will be able to renew customers’ subscriptions efficiently and cost effectively; Absolute will maintain and enhance its competitive advantages within its industry and certain markets; Absolute will keep pace with or outpace the growth, direction, and technological advancement in its industry; industry data and projections are accurate and reliable; Absolute will be able to adapt its technology to be compatible with changes to existing and new PC and other device operating systems; Absolute will be able to maintain and develop its PC OEM and other channel partner networks; Absolute’s current and future (if any) PC OEM partners will continue to permit embedding of its firmware technology and/or provide distribution and resale support; Absolute’s business development strategies and plans (including, without limitation, enhanced data intelligence, Application Persistence, and PaaS) will be successful as currently expected; Absolute will be able to maintain or grow its sales to education customers; Absolute’s existing and new products will function as intended and will be suitable for the intended end users; Absolute will be able to design, develop, and release new products, features, and services and enhance its existing products and services; Absolute will achieve FedRAMP certification on the timeline currently expected and correspondingly achieve greater penetration into government markets; Absolute will be able to protect against the improper disclosure of data it may process, store, and/or manage; Absolute’s revenues will not become subject to increased seasonality; future financing will be available to Absolute on favourable terms, if and when required; Absolute will be in a financial position to issue dividends in the future; fluctuations in applicable tax rates, foreign exchange rates, and interest rates will not have a material impact on Absolute; certain tax credits will remain or become available to Absolute; Absolute will be able to attract and retain key personnel; Absolute will be successful in its brand awareness and other marketing initiatives; Absolute will be able to successfully integrate businesses, intellectual property, products, personnel, and/or technologies that it may acquire (if any other than NetMotion); Absolute will be able to maintain and enhance its intellectual property portfolio; Absolute’s protection of its intellectual property is and will be sufficient and its technology does not and will not materially infringe third-party intellectual property rights; Absolute will be able to obtain any necessary third-party licenses on favourable terms; Absolute will not become involved in material litigation or subject to material adverse judgments, damages awards, or regulatory sanctions; Absolute will be able to successfully manage the additional expenses, regulatory obligations, and legal exposures resulting from its recent SEC registration and Nasdaq listing; Absolute will not face any material unexpected costs related to product liability or warranties; foreign jurisdictions will not impose unexpected risks; Absolute’s environmental, social, and governance initiatives will deliver positive outcomes; and economic and market conditions (including, without limitation, as affected by the COVID-19 pandemic) will not impose unexpected risks or challenges.

Although management believes that the forward-looking statements in this AIF are reasonable, actual results could be substantially different due to the risks and uncertainties associated with and inherent to Absolute’s business, including the following risks (as more particularly referred to in the “Risk Factors” section of this AIF): that Absolute may not be able to accurately predict its rate of growth and profitability; Absolute’s dependence on PC OEMs for embedding its firmware technology; Absolute’s reliance on its PC OEM and other distribution, resale, and other channels; risks related to the COVID-19 pandemic and its impact on Absolute; that Absolute may not be able to successfully integrate NetMotion’s operations; that Absolute may be unable implement its plans, forecasts, and other expectations for the NetMotion acquisition as anticipated, or at all, to realize the expected synergies from the NetMotion acquisition; that the Absolute-NetMotion combined company will not have the projected financial profile and will not experience the expected financial benefits; that the NetMotion acquisition and integration will disrupt Absolute’s business; that Absolute may be unable to attract new customers or maintain its existing customer base or grow or upgrade the services provided to these customers; that customers may not renew or expand their existing commercial relationship with Absolute; that Absolute may be unable to adapt its technology to be compatible with new operating systems; that Absolute’s business development activities will not advance and deliver the benefits as currently anticipated; that changing buying patterns in the education vertical may adversely impact Absolute’s business; that changing contracting or fiscal policies of government organization may adversely affect Absolute’s business and operations; that Absolute will not achieve FedRAMP certification, on the timeline currently expected or at all, which may hinder its ability to achieve greater penetration into government markets; risks relating to the evolving nature of the market for Absolute’s products; that Absolute’s software services may contain errors, vulnerabilities, or defects; that Absolute could suffer security breaches impacting the data that Absolute processes and otherwise handles; other risks associated with data security, privacy controls, and hacking; that Absolute’s reputation may be damaged, and its financial results negatively affected, if its internal networks, systems, or data are perceived to have been compromised; that customers may expose Absolute to potential violations of applicable privacy laws; that Absolute’s focus on larger enterprise customers could result in greater costs, less favourable commercial terms, and other adverse impacts to Absolute; risks associated with any failure by Absolute to successfully promote and protect its brands; risks associated with cyclical business impacts on Absolute; risks associated with the competition Absolute faces within its industry; that industry data and projections are inaccurate and unreliable; that Absolute’s research and development efforts may not be successful; risks resulting from interruptions or delays from third-party hosting facilities; that Absolute’s business may suffer if it cannot continue to protect its intellectual property rights; that Absolute may be unable to obtain patent or other proprietary or statutory protection for new or improved technologies or products; risks related to Absolute’s technology incorporating certain “open source” software; that Absolute may be unable to maintain technology licenses from third parties; risks related to fluctuating foreign exchange rates; that the price of Absolute’s common shares may be subject to wide fluctuations; risks related to Absolute’s recent SEC registration and Nasdaq listing; that Absolute is reliant on its key personnel; that Absolute may be subject to litigation or other dispute resolution from time-to-time; that Absolute may become subject to material adverse judgments, damages awards, or regulatory sanctions; risks related to Absolute’s foreign operations; that Absolute may be unable to successfully manage and/or integrate any future acquisitions; risks related to Absolute’s amortization of revenue over the term of its customer subscriptions; risks related to Absolute’s reliance on its reseller and other partners for billings; that Absolute may reduce or eliminate its periodic dividend payments in the future; income tax related risks; that Absolute may not currently have or maintain adequate insurance coverages for the risks associated with its business; that Absolute may become subject to product liability claims; risks related to Absolute’s reliance on copyrights, trademarks, trade secrets, and confidentiality procedures and similar contractual provisions; and risks related to economic and political uncertainty. Additional material risks and uncertainties applicable to the forward-looking statements herein include, without limitation, unforeseen events, developments, or factors causing any of the aforesaid expectations, assumptions, and other factors ultimately being inaccurate or irrelevant. Many of these factors are beyond the control of Absolute.

All forward-looking statements included in this AIF are expressly qualified in their entirety by these cautionary statements. The forward-looking statements contained in this AIF are made as at the date hereof and Absolute undertakes no obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by applicable securities laws.

Industry and Market Data

Information contained in this AIF concerning the industry and the markets in which Absolute operates, including Absolute’s perceived trends, market position, market opportunity, market share, and competitive advantages within the markets in which it operates, is based on information from independent industry analysts and third-party sources (including industry publications, surveys, and forecasts), Absolute’s internal research, and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and other third-party sources, as well as data from Absolute’s internal research, and are based on assumptions made by Absolute based on such data and its knowledge of its industry and markets, which management believes to be reasonable. Certain of the sources utilized in this AIF have not consented to the inclusion of any data from their reports, nor has Absolute sought their consent. Absolute’s internal research has not been verified by any independent source and Absolute has not independently verified any third-party information. While Absolute believes the market opportunity and market share information included in this AIF is generally reliable, such information is inherently imprecise and may be rendered inaccurate by a variety of factors, including recent events and emerging economic trends. In addition, projections, assumptions, and estimates of Absolute’s future performance and the future performance of the industry and the markets in which Absolute operates constitute forward-looking statements which are subject to a high degree of uncertainty and risk due to a variety of factors, including those referred to under the heading “Forward-Looking Statements” above and in the “Risk Factors” and other sections of this AIF. As of the date of this AIF, the full and long-term impacts of the COVID-19 pandemic continue to unfold. It is not possible for Absolute to reliably estimate the length and severity of these impacts and, as a result, many of our estimates and assumptions contained herein required increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, our estimates may change materially in future periods. Readers should carefully review these estimates and assumptions, along with the risk factors referred to in “Risk Factors”, in light of evolving economic, political, and social conditions.

Trademarks

ABSOLUTE, ABSOLUTE SOFTWARE, the ABSOLUTE logo, PERSISTENCE, APPLICATION PERSISTENCE, ABSOLUTE RESILIENCE, ENDPOINT RESILIENCE, ABSOLUTE REACH, ABSOLUTE CONTROL, SELF-HEALING ENDPOINT, DARK ENDPOINT, and NETMOTION are trademarks of Absolute (or its subsidiaries) in Canada, the United States, and/or other jurisdictions. Other names or logos mentioned herein may be the trademarks of Absolute or their respective owners. The absence of the symbols ™ and ® in proximity to each trademark, or at all, herein is not a disclaimer of ownership of the related trademark.

CORPORATE STRUCTURE

Absolute Software Corporation was incorporated in 1993 under the predecessor statute of the British Columbia Business Corporations Act. At the Company’s annual general meeting held on December 12, 2017, the Company’s shareholders approved the adoption of the current Articles of the Company, a copy of which can be obtained under the Company’s profile on www.sedar.com.

Our head office is located at Suite 1400, Four Bentall Centre, 1055 Dunsmuir Street, Vancouver, British Columbia, Canada, V7X 1K8. Our registered office is located at Suite 2600, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, Canada, V7X 1L3.

As of the date of this AIF, Absolute Software Corporation has the following material directly or indirectly wholly-owned subsidiaries:

GENERAL DEVELOPMENT OF THE BUSINESS

Absolute® was founded in 1993 with the vision of enabling businesses to track and secure their mobile computing devices, regardless of user or location. Our solutions have evolved over time in response to market demand and opportunities – particularly in relation to the rise of mobile computing and the imperative for enterprises and other organizations to maintain visibility and control of their devices and data and ensure device and application security and resiliency, regardless of user location.

Today, we provide a cloud-based platform that enables the management and security of computing devices, applications, and data for a variety of organizations. Embedded in over a half-billion endpoint devices globally, Absolute empowers its customers with Self-Healing Endpoint™ security and always-connected visibility into their devices, data, users, and applications, whether endpoints are on or off the corporate network.

In the 2022 fiscal year (covering the period July 1, 2021 to June 30, 2022) we expect to continue to develop and enhance our product and service offerings and go-to-market initiatives, with specific focus on the integration of our recent acquisition of NetMotion Software, Inc. (“NetMotion”) (discussed below under “NetMotion Acquisition”).

Three Year History

Over the past three fiscal years (covering the period July 1, 2018 to June 30, 2021) we have continued to develop our business through product and service enhancements, strategic sales growth, expansion of our partner ecosystem, and corporate and organizational development.

2021 Fiscal Year

In the 2021 fiscal year (“F2021”) Absolute continued developing and delivering innovative solutions for IT and security teams in the emerging ‘work from anywhere’ era, including:

•

New platform capabilities for IT and security teams to automatically generate and distribute scheduled device reports, including the ability to instantly monitor any number of missing devices and the ability to track and execute custom workflows and remedial actions (‘Action History’).

•

An expanding library of autonomously self-healing applications powered by Absolute’s Application Persistence™ service, helping our customers keep common security controls and other applications healthy, active, and undeletable.

•	A new Absolute Control® mobile application, designed to help our customers secure endpoint devices and protect sensitive data while on the go.

•

‘Software Inventory’ and ‘Web Usage’ analytics, that provide IT and security teams with helpful insights into software and web usage across their distributed endpoint device fleets. This feature provides historical insights and customizable reports to help understand software and website usage patterns and web application adoption, and identify unsanctioned web applications or out-of-policy web behaviour.

•

Prioritization by the United States Federal Risk and Authorization Management Program (“FedRAMP”) for Absolute’s platform to pursue a Provisional Authority to Operate (P-ATO) from the Joint Authorization Board (JAB), an important step towards growing our sales into US federal government agencies.

In F2021 Absolute undertook two milestone corporate transactions:

•

In October 2020 Absolute completed a Canadian and US public offering of its common shares (“Common Shares”) for gross proceeds of approximately $69 million, combined with a cross-listing of the Common Shares on to the Nasdaq Global Select Market (“Nasdaq”). The Common Shares are now dual-listed on the Toronto Stock Exchange (the “TSX”) and Nasdaq under the trading symbol ‘ABST’.

•

In May 2021 Absolute announced that it had signed a definitive agreement to acquire NetMotion, a leading provider of connectivity and security solutions. The acquisition closed on July 1, 2021 and was partly funded by a new $275 million term loan from Benefit Street Partners LLC. See below under “NetMotion Acquisition” and “Material Contracts”.

Absolute continued strengthening its leadership team in F2021, reflected by the appointments of Steven Gatoff as Chief Financial Officer and Matthew Schoenfeld as Chief Revenue Officer.

F2021 partner and other highlights included:

•	Absolute continued to be included as a key component in the global security portfolios of Dell, Lenovo, and HP.

•

Absolute launched a new Partner Program designed to increase revenue opportunities and tools for our global ecosystem of channel partners and resellers. In March 2021, Absolute was recognized in CRN’s 2021 Partner Program Guide for our delivery of helpful tools, programs, and resources to our managed service providers and reseller partners.

•	Absolute released two annual reports discussing key insights about the state of endpoint controls:

•

The second annual education-focused report entitled “Distance Learning’s Impact on Education IT”, examining the effects of the rapid digital transformation and the sudden shift to remote learning on K-12 device health, security, and usage in the wake of the COVID-19 pandemic.

•	The third annual “Endpoint Risk Report”, highlighting key trends affecting enterprise data and device security, and underscoring the dangers of compromised security controls.

•	Absolute’s President and CEO Christy Wyatt was named ‘New CEO of the Year’ in the December 2020 issue of the Globe and Mail’s Report on Business.

•

Absolute was recognized as a winner or finalist in 17 award programs, including a Cybersecurity Excellence Award for Cybersecurity Company of the Year; a Cyber CatalystSM designation by leading cyber insurers for the Absolute Resilience™ platform; and inclusion in the Globe and Mail’s Second-Annual ‘Women Lead Here’ Benchmark of Executive Gender Diversity.

2020 Fiscal Year

In the 2020 fiscal year (“F2020”) Absolute continued developing and delivering innovative capabilities, including:

•

Multiple user interface (UI) enhancements, designed to provide IT and security teams with richer experiences: a new visually-rich Absolute customer console with flexible customizable widgets, reports, and alerts; the ability to detect under-utilized devices, quickly spot vulnerabilities, and take immediate action to neutralize risks; simplifying security policy deployments and remote management of device fleets; easier and simplified license expiration visibility; and historical event capabilities, providing IT and security administrators with greater visibility and audit historical information on device events.

•	A new ‘Missing Devices’ feature, intended to make it easier for our customers to locate, track, and manage missing devices.

•	‘Absolute Secure Channel’, which provides secure and remote access to the firmware layer across endpoint devices to help strengthen the foundation of firmware-level protections.

•	The addition of multiple new applications to Absolute’s growing Absolute’s Application Persistence ecosystem.

•	Activated Absolute’s first public cloud data center in Europe.

•	Provided capabilities to support existing customers in the face of the COVID-19 outbreak:

•

Absolute provided certain customers with premium features to ‘persist’ (or proactively repair and reinstall) their existing virtual private network (“VPN”) applications, helping ensure uninterrupted remote access to corporate and school networks, business and education applications, and data for remote workers.

•

Absolute provided certain customers with free access to a comprehensive library of automated, custom workflows, accelerating their ability to proactively pinpoint vulnerabilities and quickly take remedial action, whether a device was on or off the corporate network.

•

Absolute introduced its first Education research: “Cybersecurity and Education: The State of the Digital District in 2020”, focused on the state of IT security, staff and student safety, and endpoint device health in K-12 organizations.

Absolute continued building its leadership team in F2020, reflected by the appointments of William Morris as Executive Vice President of Product Development and Lynn Atchison to our Board of Directors (the “Board”).

F2020 partner and other highlights included:

•	Absolute shipped and on-boarded its first Persistence-as-a-Service licensee customer (employing our Application Persistence technology).

•	Absolute was again included as a key component in Dell’s global security portfolio.

•	Absolute was featured in Lenovo’s ‘Partner Stimulus Package’.

•	Panasonic included Absolute in its Toughbook bundle, reaching critical first responders, police, and fire agencies across multiple territories.

•	ServiceNow certified the Absolute ITSM Connector for ServiceNow.

•	Forbes Magazine recognized Absolute as a Top 10 Cybersecurity Company to Watch in 2020, for the second year in a row.

2019 Fiscal Year

In the 2019 fiscal year (“F2019”) the Company had the following product, operational, and organizational achievements:

•

We made progress on our platform migration and delivered multiple product enhancements around usability and extensibility to our enterprise customers. One of the key enhancements included new user interface components that aim to enable customers to more seamlessly manage their users and licenses.

•

We delivered updates to the Resilience edition of our service. In part, we added over 80 new commands to the Absolute Reach® library, in order to enable customers to further automate their endpoint management, hygiene, and vulnerability remediation across their computing endpoints.

•

We made an investment in our Customer Success initiative, growing our supported Customer Success community and integrating direct customer chat into our platform to enable better accessibility for our customers.

•	Absolute also achieved several milestones through its PC OEM partnerships in F2019:

•	Lenovo announced Absolute as a strategic partner for its ThinkShield endpoint security suite.

•	We announced a new strategic partnership with VAIO Corporation to enhance endpoint security capabilities by integrating our Persistence® technology within the new VAIO Pro PA and VAIO A12 models.

•

We activated Application Resilience for Dell Data Guardian and Dell Endpoint Security Suite Enterprise, helping to empower Dell endpoint applications with data protection, advanced threat prevention, and encryption.

•	We released our first annual Global Endpoint Security Trends Report, the findings of which indicated that endpoint security tools and agents fail reliably and predictably.

•	We expanded our North American footprint, opening an office in San Jose, California to support our go-to-market functions and increase our brand awareness in the U.S.

•	Forbes included Absolute as one of the “Top 10 Cybersecurity Companies to Watch in 2019”.

•	We announced key leadership appointments: Christy Wyatt was appointed as Chief Executive Officer and subsequently joined the Board; and Nicko van Someren was appointed as Chief Technology Officer.

DESCRIPTION OF THE BUSINESS

Company Overview

Absolute delivers a cloud-based service that supports the management and security of computing devices, applications, and data for a variety of organizations globally. Our differentiated technology is rooted in our patented Persistence technology, which is embedded in the firmware of laptop, desktop, and tablet devices (“endpoints” or “endpoint devices”) by many leading global computer manufacturers (“PC OEMs”). Absolute’s technology is embedded in over a half-billion endpoints and Absolute serves approximately 13,000 customers with approximately 12 million activated licenses globally (at June 30, 2021). Enabling a permanent digital tether between the endpoint and the organization that distributed it, Absolute provides IT and security personnel with the ability to see, manage, secure, self-heal, and deliver deep insights about their devices, applications, and network connectivity.

Solutions and Technology

Absolute Platform

Our cloud-based platform helps ensure the connectivity, visibility, and control of data and devices independent of the operating system, empowering devices to recover automatically to a secure operational state without user intervention. We believe our Endpoint Resilience solutions are essential to support various other security controls and productivity tools from decay and vulnerabilities, and to help enable organizations keep data, devices, and applications secure and their users productive.

Our platform also powers our Application Persistence technology, which enables measurement of the health, compliance, and state of decay of endpoint security controls and productivity tools (e.g. encryption, client management, anti-malware, collaboration, and VPN) and offers self-healing if the application becomes uninstalled or broken. Our Application Persistence ecosystem now includes over 40 independent applications and we are focused on continuing to grow this list. We believe organizations need tools that monitor when applications are in decay, disabled, out of compliance, misconfigured, or breached and that then automatically self-heal (i.e. reinstall and repair as needed) these mission-critical applications. In addition, IT and security teams can leverage our Application Persistence technology to combine security control applications that work best together for maximized performance and return on security investments.

Technology Deployment Model

The foundation of our Endpoint Resilience solutions is the “undeletable” tether built into endpoint device firmware. Our patented Persistence technology is embedded into the firmware of endpoint devices at the point of manufacture by many of the world’s largest PC OEMs. Once activated, this technology provides a reliable, highly tamper-resistant, and constant connection between the device and our cloud-based monitoring center, even when the device is off the corporate network and beyond the reach of traditional IT management and security tools. We believe that our ability to establish this root of trust is a key differentiator as it enables a high degree of resilience for our software agent, as well as for other critical third-party software agents that leverage the self-healing capabilities of our Persistence technology. If the software agent is removed or disabled, an automatic reinstallation will occur, even if the firmware is overwritten or flashed, the device is reimaged, the hard drive is replaced, or if the device is restored to its factory settings.

We also license our Application Persistence technology within our partner ecosystem via custom integrations. Under this model, which we refer to as Persistence-as-a-Service (“PaaS”), partners, such as PC OEMs and independent software vendors (“ISVs”), can license our technology in order to improve the resilience of their own endpoint agents. In June 2021, Absolute established a newly-created role of Senior Vice President of Global Alliances to help identify and build new market opportunities for our developing PaaS business and drive strategic partnerships with leading technology services companies.

Market Opportunity

We believe that the market opportunity for Absolute centers around two key themes: (1) the acceleration of attack vectors and data breaches that are impacting organizations of all types, sizes, industries, and geographies; and (2) the shift to remote work and distance learning and the growing information security challenges associated with managing and measuring the health and security of these programs. Even prior to the outbreak of COVID-19, organizations around the world were becoming more distributed as they increased workforce mobility, grew their number of connected devices, and added more workloads to these devices. COVID-19 dramatically caused remote work to shift from a separately managed security and compliance process to the center of the working experience.

We believe that there will continue to be a structural shift to increased mobile computing and remote work and distance learning which we believe, in turn, will expand and accelerate our market opportunity as organizations in various sectors increasingly focus on the need to establish and maintain the resiliency of their endpoints, data, and networks. By establishing an unbreakable tether to every device, Absolute can deliver services required to support other security controls and productivity tools from bad actors, decay, and vulnerabilities, which enables organizations to keep data, devices, and applications secure and users productive. In addition, our real-time intelligence services amplify our customers’ ability to understand the health, compliance, and state of decay of endpoint security controls and productivity tools.

Gartner estimates that total global information security spend will reach $221 billion by 2025. It is estimated that $79 billion of that projected spend will be directed to endpoint security (source: Absolute internal estimate, based on aggregation of Gartner and other third-party market projections). With the addition of NetMotion, our market opportunity is expanded to include both of the growing endpoint security and secure access markets. It is estimated that the combined endpoint security and secure access market opportunity will reach $113 billion by 2024 (source: Absolute internal estimate, based on aggregation of Gartner and other third-party market projections).

Business Model

Absolute’s solutions are delivered in a software-as-a-service (“SaaS”) business model, where customers access our service through the cloud-based Absolute console. Absolute’s solutions are offered in specific versions for the (i) enterprise and government, and (ii) education verticals. All versions are available in three editions: Visibility, Control, and Resilience, each of which provides a different subset of product features and functionality. We also offer broad range of professional services that are designed to accelerate time-to-value, maximize adoption, and support customers at all stages of their journey. We also offer a Consumer edition of our service which is targeted towards individual consumers and home office professionals.

Including NetMotion, we have offices in Vancouver, Canada, Victoria, Canada, Austin, U.S.A., San Jose, U.S.A., Seattle, U.S.A., Iowa, U.S.A., Colorado, U.S.A., Ho Chi Minh City, Vietnam, and Reading, England. We also service additional territories in most regions of the world through our remote sales force and through our channel partner network. We have distribution agreements with PC OEMs and a number of distributors, resellers, and other partners located in North America, Europe, Africa, the Asia-Pacific region, and Latin America. Our products and customer support services are currently available in 10 languages.

Business and Growth Strategy

Our mission is to be the world’s most trusted security company. We believe that the continued growth of mobile computing and a sustained shift toward remote and hybrid work and distance learning – even as some parts of the world begin to transition back to the workplace and school as COVID-19 restrictions ease – help fortify the demand for the security and management of computing devices, applications, and data. The increasing volume and range of data breaches and cyber threats is forcing IT and security teams to increase security budgets and the number of solutions deployed to protect their environments. This is resulting in increased complexity which, coupled with increased mobile computing and remote and hybrid working, is escalating risk and complexity at the endpoint, decreasing productivity because of degraded user experiences, and accelerating demand for a resilient security platform.

Our July 2021 acquisition of NetMotion (see below under “NetMotion Acquisition”) positions Absolute to deliver the next generation of Endpoint Resilience solutions, by combining Absolute’s power of self-healing devices and applications with NetMotion’s enterprise-grade virtual private network, Digital Experience Monitoring, and Zero Trust Network platform – tools which help to ensure a secure and resilient network connection. We believe that our combined platforms will allow customers to efficiently transition to the modern security expectations of zero trust and secure access service edge (SASE) and enhance their security posture and overall compliance.

Absolute’s technology strategy is organized around the following fundamental pillars:

•

Persistence – Absolute’s solution is an undeletable digital tether, based on our patented Persistence technology that is embedded into the firmware of endpoint devices. This technology can re-establish communication and control of a device, even when the device is off the corporate network and beyond the reach of traditional IT management and security tools. We now extend this technology to third-party software tools through our Application Persistence and PaaS offerings.

•

Resilience – Our Absolute Resilience solutions provide the toolkit to automatically remedy and harden the endpoint against common fragility and decay in an increasingly complex and distributed environment. We are continuing to strengthen the capabilities of our Absolute Resilience solutions to solve the Dark Endpoint™ challenge (enterprise computing devices that are not connected to the corporate network or are missing critical IT management applications). With the addition of NetMotion’s network access capabilities, we expect to empower network resilience, which we see as a natural evolution of our customers’ needs.

•

Intelligence – Due to our distinctive endpoint position and the significant volume of anonymous data points we are able to gather from activated devices, we are able to deploy machine learning to analyze these data sets in order to deliver real-time insights to our customers around the health, performance, and compliance of their devices and applications.

Our go-to-market focus is organized between our enterprise/government and education verticals. Our focus continues to be in high growth areas such as our global strategic accounts, growth in developing regions for our sales such as Europe, and our channel and other partner programs. Historically the K-12 education sector has had unique technology requirements, focused primarily on the ability to track and recover endpoint devices. The rapid shift to learn-from-home environments caused by the COVID-19 pandemic led to increases in technology funding and many schools/districts procuring and needing to mobilize secure and resilient IT systems for students, teachers, and administrators – in essence, moving to more of an enterprise model. We expect some of the increased technology buying in the education sector caused by the pandemic may begin to normalize; however, we believe the trends of technology modernization and focus on security in the education sector will continue to sustain a significant role for Absolute in this sector.

NetMotion Acquisition

On May 11, 2021, we announced the signing of a definitive agreement to acquire 100% of NetMotion Software, Inc., a leading provider of connectivity and security solutions, from The Carlyle Group. The transaction closed on July 1, 2021. The purchase price for the acquisition was approximately $340 million, subject to customary closing and working capital adjustments, and was paid in cash. The acquisition was financed with approximately $65 million in cash from Absolute’s balance sheet and with a $275 million term loan (described below under “Material Contracts”). Absolute will file a Business Acquisition Report for the NetMotion acquisition on Form 51-102F4 in accordance with applicable securities law requirements. Unless specifically stated otherwise, the data and information provided in this AIF refers to Absolute’s standalone business only and does not include NetMotion metrics.

NetMotion is a Secure Access Service Edge (“SASE”) business supporting over 3,000 organizations, combining high-performance enterprise VPN, Zero-Trust Network Access (“ZTNA”), and Digital Experience Monitoring (“DEM”) on a unified platform for enterprises with a distributed workforce. NetMotion brings a network-centric security platform with the ability to maintain a resilient connection across networks. This allows users to securely access organizational resources on-premises or in the cloud while moving through various locations, without the need to reconnect or re-authenticate.

•

SASE is a security framework that converts security and network connectivity technologies into a single cloud-delivered platform to enable secure and fast cloud transformation. SASE’s convergence of networking and network security is designed to meet the challenges presented by digital business transformation, edge computing, and workforce mobility.

•

ZTNA is a product or service that creates an identity- and context-based, logical access boundary around an application or set of applications. The applications are hidden from discovery, and access is restricted via a trust broker to a set of named entities. The broker verifies the identity, context, and policy adherence of the specified participants before allowing access and prohibits lateral movement elsewhere in the network. This removes application assets from public visibility and significantly reduces the surface area for attack. ZTNA operates on a ‘deny by default’ basis, designed to keep unwanted users or bad actors from accessing sensitive enterprise resources.

•

DEM is used to discover, track, and optimize web-based resources and the end-user experience. These tools monitor traffic, user behaviour, and a number of additional factors to help businesses understand their products’ performance and usability.

We believe NetMotion is differentiated in the market through the unique combination of VPN, ZTNA, and DEM capabilities built into a single platform, the focus on endpoint user experience, straightforward and fast deployment, and strong functionality. Like Absolute, NetMotion has established a strong channel-selling model and beneficial technology partnerships with mobile carriers, IT resellers, and other technology partners. NetMotion is also in the process of two important expansions that we believe will further support the scalability of their platform: beginning to move the customer base from a historical software license and maintenance model to recurring subscription arrangements; and transitioning the product delivery to the cloud from a historically on-premises installation.

With the addition of NetMotion, Absolute is bringing together the power of self-healing devices and applications with a resilient network connection to deliver the next generation of Endpoint Resilience, enabling organizations to prioritize a secure user experience while also minimizing the strain on IT and security teams, maximizing technology functionality, and strengthening overall security posture. We expect the NetMotion acquisition to deliver meaningful benefits for Absolute’s strategic position, including:

•	Strengthening Absolute’s overall competitive position and establishing next generation Endpoint Resilience as a critical capability in the emerging ‘work from anywhere’ era.

•	Establishing a competitive position in the high-growth Zero Trust and ZTNA markets with a unique endpoint-led offering.

•

Securing a highly relevant position in mobile with an enterprise-grade VPN offering and allowing customers to efficiently move through the transition to more modern security expectations of Zero Trust and SASE.

•

Delivering a complete IT view into the remote and hybrid worker, with the ability to collect in-demand data, allowing organizations to more quickly respond to users’ needs, improve compliance, and strengthen security posture.

•	Providing Absolute with revenue diversity that we believe helps de-risk and drive our long-term growth profile.

•	Providing added product development capabilities in complementary fields, with high-skilled teams based primarily in Seattle, U.S.A. and Victoria, Canada.

As of the date of this AIF, we have established a formal integration team and continue to refine a robust integration plan. As of the date of this AIF, we have integrated certain back-office functions and rolled out phased go-to-market and product development strategies aimed at developing and offering complementary and enhanced solutions to the market.

Routes to Market

We have several routes to market which are grounded in our ‘land and expand’ strategy, where we seek to grow our presence within a customer’s IT and security environments over time.

PC OEMs

During the selling process, we typically co-engage with our PC OEM partners, often also in conjunction with resellers and distribution partners (see “Partner Ecosystem” below). Commonly, a customer’s purchase of our solutions will be made in conjunction with the purchase of new endpoint devices from the PC OEM. Orders are often placed from our end user customers to our partners, who then place orders directly with Absolute. To drive demand, we operate a channel support team with responsibility for cultivating go-to-market initiatives with our channel partners and driving new customer acquisition campaigns. We currently generate approximately 70% of our total revenues in conjunction with our PC OEM partners.

Direct

Our direct sales force is responsible for targeting new customers, solution design, upselling and expanding within existing accounts, and relationship management with our end customers. Commonly, a customer’s initial purchase of our solutions will be made in conjunction with the purchase of new endpoint devices and will represent a small portion of the overall license opportunity within that customer’s environment. Many customer deployments expand over time, either as a result of customer purchases of incremental licenses on new device purchases or, alternatively, through the purchase of an enterprise or site license covering a majority or all devices in their environment. Customer expansion is often facilitated by our strategic customer engagement activities. See “Subscription Business Model” and “Customers and Customer Experience” below.

Other Channel Partners

In addition to our strategic partnerships with PC OEMs, Absolute is engaged with and sells through a variety of other indirect channel partners, including resellers, distributors, and managed IT service providers (“MSPs”) around the world. These partners typically have direct relationships with existing and potential customers, offering opportunities for Absolute to acquire new customers, especially in regions where we do not currently have a physical presence.

Partner Ecosystem

Our partner ecosystem is an essential component of our business strategy. Our key partners are PC OEMs who are both key collaborative technology partners and key distribution and reseller partners. We also have a robust and growing network of other partners such as distributors, resellers, MSPs and ISVs. As an increasing number of end customers are relying on outsourced expertise to manage IT for and secure their organizations, we are seeing growth in our MSP and Managed

Security Service Provider (“MSSP”) ecosystem that leverage Absolute to provide endpoint services to their customers. In addition, we partner with ISVs to enable health monitoring and resiliency of the ISVs’ solutions with Absolute’s Persistence technology.

Our strong relationships with PC OEMs are foundational to our robust ecosystem. In part, we are able to leverage the sales organization of certain of those partners to market and resell our solutions. We are continually enhancing and expanding our PC OEM relationships from both the technology and go-to-market perspectives in order to drive value for them. Our PC OEM partners have adopted our Persistence technology as a standard and have embedded it in the firmware of their laptop, desktop, and/or tablet devices. This is an important collaboration for us, as the embedded support enhances the persistence (the ability to survive unauthorized or unintentional removal attempts) of our software, which is a key differentiator for us. Our Persistence technology is normally shipped in a dormant state with the device and is activated after the customer purchases our service and installs the Absolute software agent.

The following table lists PC OEMs who currently provide embedded support for our Persistence technology:

•  Aava Mobile (since 2015)

•  Acer (since 2009)

•  ASUS (since 2009)

•  Daten (since 2014)

•  Dell (since 2005)

•  Dynabook (since 2006)

•  Fujitsu (since 2006)

•  Fujitsu Client Computing Ltd. (since 2019)

•  Getac (since 2008)

•  HP (since 2005)

•  Inforlandia LDA (since 2013)

•  Intel (Classmate Computer) (since 2009)

•  J.P. SA Couto (since 2020)

•  Lenovo (since 2005)

•  Microsoft (since 2014)

•  MPS Mayorista (since 2015)

•  Mustek Systems (since 2015)

•  NCS Technologies, Inc. (since 2007)

•  Panasonic (since 2006)

•  PC Smart SA (since 2013)

•  Pinnacle Africa (since 2015)

•  Pixart SRL (since 2021)

•  Positivo Informatica SA (since 2014)

•  Prestigio (since 2015)

•  Samsung (since 2011)

•  SMD Technologies (since 2020)

•  VAIO (since 2017)

•  Zebra (since 2015)

Subscription Business Model

We sell our solutions to end customers most often under a term license model in which customers acquire subscriptions to our cloud-based software services for a specified term, typically ranging from one to five years. The majority of these subscriptions are fully invoiced up-front for the entire licensed term and are non-refundable. We refer to our total invoiced sales in a period as our total “Billings”. In F2021, the prepaid term of our Billings averaged approximately 18 months (based on the ratio of the total amount invoiced over the annualized recurring revenue of the associated Billings). Over 96% of our annual revenue for the year ended June 30, 2021 was in recurring SaaS business.

We also offer enterprise license (“EL”) and site license (“SL”) models, which provide customers with the option to license our software for multiple years on either a fully pre-paid basis or with an annual payment at the start of each contract year. The enterprise and site license models match the buying preferences of some of our customers and generally result in a positive impact to annual recurring revenue (“ARR”) compared to prepaid multi-year licenses.

From a financial reporting perspective, the amount we invoice is recorded at the foreign exchange rate in effect at the time of sale in deferred revenue on the statement of financial position and is recognized as revenue ratably over the contract term. Due to the fact that the majority of our Billings are for terms longer than one year, in general only 25-35% of total Billings reported for any given fiscal year are also recognized as revenue in the same fiscal year.

Seasonality

Given the annual budget approval process of many of our customers, we see seasonal patterns in our business. Our cash from operating activities is affected by the timing of our customer Billings, with cash collections in a particular quarter having a high correlation to Billings in the previous quarter. Historically, a higher concentration of Billings has occurred in the fourth quarter of each fiscal year, due primarily to higher activity in the North American education sector during this quarter. The strength of this seasonal pattern in the future will be impacted by the shifting relative proportions of our sales into the enterprise, government, and education sectors.

Sales and Marketing

Our primary go-to-market strategies are to generate new sales opportunities including through our PC OEM partners and to retain and expand with our existing customers. In addition, we generate sales and facilitate renewals via our other distribution channels, such as resellers, distributors, MSPs, and integrators. Our sales and marketing teams work closely with our channel partners to identify and close opportunities in an effort to expand our market penetration and opportunity pipeline. These teams’ responsibilities include strategic technology and sales program development with PC OEM partners and other software vendors, logistics management, training, event coordination, advertising and special promotions, and day-to-day in-field sales cycle management with end customers.

Our marketing team works cross-functionally to build demand and preference for Absolute’s solutions, with the aims of appealing to new customers, retaining existing customers, and continuously developing brand awareness. In addition, our communications team is dedicated to generating awareness for and showcasing Absolute across relevant business, trade, and financial media coverage and industry reports.

Product Development and Operations

Our success is a result of our continuous drive for innovation. We recognize that continually enhancing and expanding the capabilities of our core technology and services is essential for carrying out our business strategy and maintaining and expanding our competitive position. We invest substantial resources in research and development to enhance our platform and ecosystem and develop new features and functionality. We maintain a regular release process to update and enhance our existing solutions.

We have assembled teams of developers, engineers, product managers, and other high-skilled staff to develop and execute on the Company’s product roadmap. These teams are primarily based in our Vancouver, Canada, Ho Chi Minh City, Vietnam, Iowa, U.S.A., and Colorado, U.S.A. offices. We also have teams of operational staff responsible for operating our cloud, data center, and hosted service infrastructure.

Information Security

Given the scope of Absolute’s capabilities and the scale of our deployment, security is critically important to us. Absolute is committed to maintaining strong security controls, including encryption, to protect the information our customers and partners entrust to us. We maintain administrative, technical, and organizational security measures to protect third-party information from loss, misuse, and unauthorized access or disclosure. These measures are based on industry security practices and take into account the sensitivity of the information we collect, the current state of technology, the cost effectiveness of implementation, and the scope of the data processing we engage in. Absolute has not experienced an information security breach in the last three fiscal years.

Absolute implements and maintains a cybersecurity framework to manage cyber risk, control, and compliance-based activities. This framework is based on the International Organization for Standardization (ISO) and International Electrotechnical Commission (IEC) 27001 standard. The Absolute platform is audited once a year for ISO/IEC 27001:2013 compliance by a third-party accredited certification body, providing independent validation that security controls are in place and operating effectively. Absolute also maintains robust cyber insurance coverage.

We have established a dedicated senior management committee to oversee our cybersecurity risk program and to address any cybersecurity risks within our organization. This committee is overseen by, and reports at least quarterly into, our Audit Committee, which is comprised entirely of independent directors. Absolute employees receive security training during onboarding and on an ongoing basis.

Customers and Customer Experience

We have a diversified customer base, with approximately 13,000 customers globally as at June 30, 2021 excluding NetMotion’s customers, and approximately 16,000 distinct customers globally as at the date of this AIF including NetMotion’s customers. Our end customers include businesses of various sizes and industries, healthcare organizations, educational institutions, governmental agencies, and individual consumers. We do not have economic dependence on any single end customer.

Our success is also attributable to our relentless focus on our customers’ experience and journey with Absolute. Our ‘Customer Experience’ organization (including Customer Success, Professional Services, Investigations, Support & Education, and Customer Programs) integrates Absolute’s customer delivery functions under a common umbrella. These teams are responsible for curating the Absolute customer journey, capturing the voice of the customer, and creating programs to support a robust subscription base of engaged, loyal, and growing customers. These teams play key roles in the maintenance and development of our solutions and continued customer satisfaction. Our pre-sales and post-sales activities are aligned to create a unified approach to optimizing customer outcomes at all stages of the customer journey.

We offer our customers a comprehensive onboarding experience, as well as product training, ongoing health check services, and premium support. Our Absolute Assist professional service offering provides customers with a dedicated technical account manager, and our Absolute Manage professional service offering is a staff augmentation offering designed to extend our customers’ IT teams. We also provide a wide range of product customization and integration capabilities.

Intellectual Property

We rely on a combination of patents, trademarks, copyright, trade secrets, confidentiality procedures, contractual provisions, and other measures to protect our proprietary information and technology. At June 30, 2021, Absolute had a global portfolio of 150 issued patents and 23 patent applications in process. These patents cover a broad range of software and communication technologies and have varying expiry dates. The NetMotion acquisition adds an additional 18 issued patents and 3 patent applications in process to our global portfolio (as of July 1, 2021), covering network and roaming technologies. This brings our combined portfolio to 168 issued patents and 26 patent applications in process as of July 1, 2021.

We continue to develop and maintain our business, technology, and brand through copyright and trademarks. We have several trademarks in use in the U.S.A., Canada, and other jurisdictions worldwide (including the trademarks listed under “Preliminary Notes - Trademarks” above).

As we continue to innovate and develop our core technologies, product offerings, and branding, we expect to continue to expand our portfolio of intellectual property (including patents and trademarks).

Office Facilities

Including NetMotion, as of the date of this AIF Absolute has the following leased office spaces:

Location	Approximate Square Feet	Expiry Date

Vancouver, British Columbia, Canada	46,000	November 2024

Victoria, British Columbia, Canada	4,000	June 2022

Seattle, Washington, U.S.A.	24,400	September 2024

Austin, Texas, U.S.A.	11,000	April 2026

San Jose, California, U.S.A.	10,700	October 2025

Ankeny, Iowa, U.S.A.	2,900	July 2022

Broomfield, Colorado, U.S.A.	1,800	March 2022

Ho Chi Minh City, Vietnam	6,800	September 2022

Reading, England	3,700	May 2023

Employees and Culture

Excluding independent contractors and temporary employees, as of June 30, 2021 Absolute had a total of 535 employees, (compared to 499 at June 30, 2020 and 477 at June 30, 2019).

The NetMotion acquisition added an additional 196 employees (as of July 1, 2021). As of July 1, 2021, including NetMotion, our 731 employees were organized as follows:

Function	Number of Employees

Engineering and Product Management	219

Sales and Marketing	157

Customer Experience	66

General, Administration, and IT	71

Cloud Operations	22

NetMotion (pre-integration)	196

Absolute’s employees in Vietnam are represented by an internal labour union and are subject to written Internal Labour Rules which cover important items of the working environment. No other Absolute employees are represented by a labour union or subject to a collective bargaining agreement. Absolute has never experienced a labour-related work stoppage.

Our company culture and the employee experience for our diverse global workforce has been and continues to be a key focus area for us, especially during a challenging time for many people due to the COVID-19 pandemic. We believe our culture is a function of what we reward. We align our employee recognition and rewards to our core values: we celebrate innovation, which helps solve our customers’ problems; we celebrate performance, recognizing employees who ‘get stuff done’; and we believe in collaboration, understanding that hard problems require teamwork.

We also believe that having a diverse and inclusive organization overall is beneficial to our success, and we are committed to equality, diversity, and inclusion at all levels to ensure that we attract, retain, support, and promote the brightest and most talented individuals. We are also committed to removing systemic barriers within our organization and communities and fostering an inclusive culture based on merit and free of conscious or unconscious bias.

Foreign Operations

Absolute has historically derived the majority of its revenues from outside of Canada. The United States is currently both Absolute’s largest market and source of revenue by geographic area. Europe and other international regions have also provided revenue growth, and Absolute continues to strategically invest for revenue growth in certain emerging markets outside of North America. In addition, Absolute maintains a substantial operation in Vietnam, which is primarily comprised of engineering and other technical staff.

Competition

The markets we serve are increasingly competitive and are characterized by continuous and rapid changes in technology, customer needs, and industry standards. However, we have historically experienced few direct competitors for Absolute’s offerings, which we believe are unique in the IT and security markets. On occasion, we encounter companies that offer capabilities that overlap with certain subsets of our product portfolio, such as endpoint hardware and software inventory management, compliance reporting, and data discovery. However, our product offerings often can complement these other companies’ offerings, by providing status reporting on their presence and activity on the endpoint and the ability to self-heal and repair many applications.

We believe our competitive position in the market is built upon our patented Persistence technology that is embedded into the firmware of leading PC OEMs’ devices, the off-network capabilities of our solutions, broad device coverage, extensive PC OEM go-to-market relationships, and strong patent portfolio. In addition, we believe that the acquisition of NetMotion will position us uniquely in the market by bringing together the power of self-healing devices and applications with a resilient network connection to deliver the next generation of Endpoint Resilience.

Impacts of the COVID-19 Pandemic

When the global COVID-19 pandemic broke out in early 2020, we responded quickly to ensure the health of our employees and to support our customers and business partners. We mobilized resources and established protocols that allowed us to adapt to the shifting environment, including:

•

putting in place measures to safeguard our employees by accelerating modern work-from-home policies, systems, and tools, which we believe we were able to adapt to and implement quickly, partly as a result of our history of distributed operations;

•	focusing on the operational integrity of our business, by identifying operational efficiencies and actively managing short and long-term expenses; and

•

mobilizing to help our customers manage and measure the health and security of new work-from-home and learn-from-home environments, by accelerating the development of new product features that we believed customers would find especially useful in the shifting environment and, for a period of time, making available additional capabilities at no charge to existing customers who had not previously licensed them.

The COVID-19 pandemic has been and remains an unprecedented global challenge that placed every company and business in uncharted territory. While we are not immune to these challenging times, we believe that we have continued to, and will continue to, serve our customers and partners with valuable and necessary support and tools. As of the date of this AIF, although uncertainty in the macro-economic environment has resulted in headwinds in specific customer sectors (such as healthcare, travel-and-leisure, and retail), we continue to believe the underlying fundamentals of our business remain sound, notwithstanding the rapidly evolving challenges and uncertainties presented by the pandemic:

•

With the rapid shifts in where and how people work and learn, we believe the relevance of solutions and technology like ours, which protect distributed devices and data, have gained and will continue to gain importance.

•	We have long-term relationships with our customers, in the form of recurring SaaS contracts. Over 96% of our annual revenue for the year ended June 30, 2021 was in recurring SaaS business.

•	We expect that our ARR, which results from customer term subscriptions to our software service, will continue to provide stability in our revenue and also in profitability and cash flow.

•	We believe we have a strong balance sheet and sufficient liquidity to support our business objectives in the coming fiscal year.

We continue to actively manage and evolve our employee, office, and travel policies and procedures to align with recommendations of the health and government authorities in the locations in which we operate. This currently includes carefully developing policies related to employee vaccination, reviewing potential reopening plans for our various global offices, and continuing to focus on supporting our global workforce.

Looking ahead, there continues to be uncertainty regarding the duration and magnitude of the COVID-19 pandemic and the ability to control resurgences worldwide. The full impacts of COVID-19 on our customers (including cash conservation measures), our end markets, our partners, and our industry (and consequently on our business) are unknown and highly unpredictable. Our past results may not be indicative of our future performance and historical trends in our financial performance may differ materially from future performance. Notwithstanding the continually evolving impacts of the COVID-19 pandemic, particularly the medium and long-term economic effects, we believe that this environment has only reinforced the need for organizations of various sizes and industries to modernize their businesses and workforces in the emerging ‘work from anywhere’ era.

Please refer to the specific risk factor regarding COVID-19 impacts in the Q4-F2021 MD&A, as referenced below under “Risk Factors”.

RISK FACTORS

Due to the nature of the Company’s business and operations, the Company faces a number of risks and uncertainties. These risks and uncertainties are described in detail in the section of the Q4-F2021 MD&A entitled “Risks and Uncertainties”, which section is incorporated herein by reference. The Q4-F2021 MD&A is available at www.absolute.com, under Absolute’s SEDAR profile at www.sedar.com, and on EDGAR at www.sec.gov. Our disclosure of these risks and uncertainties is typically updated in our quarterly publicly-filed management’s discussion and analysis.

DIVIDEND POLICY

Absolute commenced paying dividends on its Common Shares in January 2013. The Company paid a quarterly dividend of CAD$0.08 per Common Share in each fiscal quarter over the past three fiscal years. Although the Company currently expects to continue paying a quarterly cash dividend, the actual payment, timing, and amount of dividends to be paid by the Company is determined by the Board on a quarterly basis. The Board makes these determinations after considering all relevant factors including cash flow, the results of operations, financial condition, the need for funds to finance ongoing operations, and other relevant business considerations.

CAPITAL STRUCTURE

The authorized capital of the Company consists of 100,000,000 Common Shares. At June 30, 2021, 49,573,829 Common Shares were issued and outstanding. The holders of Common Shares are entitled to one vote for each share held on all matters to be voted on by the shareholders and are entitled to receive such dividends as may be declared by the Board. In the event of the dissolution, liquidation, winding-up, or other distribution of the assets of Absolute, the shareholders are entitled to receive on a pro-rata basis all of the assets of Absolute remaining after payment of all of Absolute’s liabilities. The Common Shares carry no pre-emptive or conversion rights.

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares are listed and posted for trading on the TSX and Nasdaq under the ticker symbol ‘ABST’.

The monthly share prices and monthly trading volumes for F2021 on the TSX were as follows:

Month	High (CAD)	Low (CAD)	Volume
July 2020	$16.23	$13.83	3,132,000
August 2020	$16.89	$14.71	2,975,000
September 2020	$16.85	$13.05	5,922,500
October 2020	$18.53	$14.75	7,168,500
November 2020	$16.00	$12.25	7,380,100
December 2020	$15.87	$12.67	4,866,600
January 2021	$17.69	$14.81	3,838,800
February 2021	$25.00	$16.14	4,435,200
March 2021	$20.22	$16.06	5,832,100
April 2021	$19.24	$16.46	3,670,600
May 2021	$18.81	$16.18	3,166,500
June 2021	$18.00	$16.36	4,251,400

The monthly share prices and monthly trading volumes for F2021 on Nasdaq were as follows:

Month	High (USD)	Low (USD)	Volume
October 2020*	$12.07	$11.10	291,500
November 2020	$12.15	$9.36	2,275,500
December 2020	$12.35	$10.05	2,517,300
January 2021	$13.87	$11.58	1,877,100
February 2021	$21.20	$12.63	3,274,500

March 2021	$16.22	$12.72	2,856,000
April 2021	$15.67	$13.11	1,635,200
May 2021	$15.50	$13.41	2,148,100
June 2021	$14.58	$13.50	2,436,600

*	The Common Shares commenced trading on Nasdaq on October 28, 2020.

Prior Sales

Options

During F2021 the Company did not issue any options under the Company’s 2000 Share Option Plan.

Restricted Share Units

During F2021 the Company issued the following restricted share units (“RSUs”), with an underlying right to acquire an equal number of Common Shares. These RSUs were granted under the Company’s Performance and Restricted Share Unit Plan (the “PRSU Plan”).

Issue Date	Aggregate Number of RSUs Issued		Market Price of Common Shares on Issue Date
August 13, 2020	392,531		CAD$15.68
August 31, 2020	9,307	(1)	CAD$15.55
November 12, 2020	186,137		CAD$13.65
November 30, 2020	13,968	(1)	CAD$13.01
February 12, 2021	73,566		CAD$19.87
February 26, 2021	8,682	(1)	CAD$19.18
May 28, 2021	8,294	(1)	CAD$16.99

(1)	Dividend RSUs credited to unvested and unredeemed RSUs in accordance with the PRSU Plan.

Performance Share Units

During F2021 the Company issued the following performance share units (“PSUs”), with an underlying right to acquire up to two times the number of Common Shares based on specified performance criteria. These PSUs were granted under the PRSU Plan.

Issue Date	Aggregate Number of PSUs Issued		Market Price of Common Shares on Issue Date
August 13, 2020	136,334		CAD$15.68
August 31, 2020	3,176	(1)	CAD$15.55
November 12, 2020	75,903		USD$10.40
November 30, 2020	5,117	(1)	CAD$13.01
February 26, 2021	3,361	(1)	CAD$19.18
May 28, 2021	3,801	(1)	CAD$16.99

(1)	Dividend PSUs credited to unvested and unredeemed PSUs in accordance with the PRSU Plan.

Employee Share Ownership Plan

During F2021 the Company issued the following Common Shares pursuant to the Company’s Employee Share Ownership Plan (the “ESOP”). The issuance price of Common Shares under the ESOP is 85% of the lower of the closing market price on the first and last day of the relevant 6-month offering period, and therefore can result in an issuance price that is below the market price of the Common Shares.

Issue Date	Aggregate Number of Common Shares Issued	Issue Price per Common Share (CAD)
July 21, 2020	30,508	$7.40
January 28, 2021	37,581	$11.74

Normal Course Issuer Bid

On October 1, 2019 the Company commenced a TSX-approved Normal Course Issuer Bid (the “2020 NCIB”) that enabled the Company to purchase up to 2,663,275 of its Common Shares for cancellation or return to treasury which expired on September 30, 2020. The 2020 NCIB allowed for the purchase of up to 27,956 Common Shares on a daily basis, except where purchases are made in accordance with “block purchase” exemptions under applicable TSX policies. During F2020, the Company repurchased and cancelled 8,700 Common Shares under the 2020 NCIB for a total cost of $48,828.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

To the knowledge of the Company, none of its securities are in escrow or subject to a contractual restriction on transfer.

DIRECTORS AND OFFICERS

Directors

The current Directors of the Company are set out below. The Directors are elected by the shareholders at each annual meeting of shareholders and typically hold office until the next annual meeting of shareholders, at which time they may be re-elected or replaced.

The Board has three standing committees, each comprised entirely of independent Directors: the Audit Committee; the Compensation Committee; and the Governance and Nominating Committee.

Daniel Ryan, Chairman

Mr. Ryan joined Absolute as a Director in June 2011, has been Chair of the Board since December 2013, and is currently a member of the Audit Committee and the Compensation Committee. Mr. Ryan, a resident of Greenwood, Minnesota, is a software and technology executive with over 30 years of experience and a background in product and market strategy, business development, and mergers and acquisitions. Mr. Ryan is currently the CEO and a director of CiBO Technologies, a science-driven software company that models and simulates agricultural ecosystems. From 2011 to 2018 (until its acquisition by Marlin Equity Partners), Mr. Ryan was the President and CEO of RedBrick Health, which grew into an acknowledged industry leader in SaaS-powered employee well-being and health engagement. Before RedBrick, Mr. Ryan was President and CEO at Secure Computing, a $250M leader in enterprise security solutions, prior to it being acquired by McAfee, where he served as EVP and General Manager of their $500M Network Security Business Unit. Prior to Secure Computing, Mr. Ryan served as President and Chief Operating Officer at Stellent, a leading enterprise content management software company that grew revenues from $2M to $130M during his tenure before being acquired by Oracle, where he became Senior Vice President of Enterprise Content Management Products. Mr. Ryan joined Stellent from Foglight Software, an innovator in e-commerce and application performance management that was acquired by Quest Software, where he headed marketing, product management, and business development. Mr. Ryan is also a director of LogicStream Health, a clinical process improvement company, and was previously a director of Secure Computing. Mr. Ryan holds a Bachelor of Science degree in Math and Economics from the University of Minnesota.

Lynn Atchison

Ms. Atchison joined Absolute as a Director in August 2019 and is currently the Chair of the Audit Committee. Ms. Atchison is a resident of Austin, Texas and currently serves on the boards of Q2 Holdings (NYSE: QTWO), Convey, RealMassive, and Bumble (NASDAQ: BMBL). Most recently, Ms. Atchison was the CFO of Spredfast, Inc., a provider of enterprise social media management software. Prior to that, she served as the CFO of the online vacation rental marketplace HomeAway, Inc. from August 2006 until March 2016. During her tenure at HomeAway the business grew from $10 million to over $500 million in revenue and Ms. Atchison oversaw over 20 acquisitions, expansion into Europe, South America, and Australia, and an IPO on the Nasdaq in June 2011. Ms. Atchison was also instrumental in the sale of HomeAway to Expedia in December 2015 for $3.9B. Ms. Atchison is a Certified Public Accountant and holds a degree in Accounting from Stephen F. Austin State University. Ms. Atchison is also National Association of Corporate Directors (NACD) Directorship Certified™.

Andre Mintz

Mr. Mintz joined Absolute as a Director on August 5, 2021. Mr. Mintz is a resident of Waxhaw, North Carolina. Mr. Mintz is a seasoned technology and cyber risk management executive with more than 30 years of experience designing, building, and leading information security, data protection, and privacy programs at a global scale. He is also a former law enforcement officer and a US Air Force veteran. Mr. Mintz currently serves as Chief Information Security Officer (CISO) of Newport Group, a financial services firm and provider of retirement plans, corporate insurance, and consulting services with over a half-trillion dollars in assets under administration. Prior to joining Newport, he was Executive Vice President at Red Ventures, a $10B portfolio of digital companies and global brands, where he held the combined roles of CISO, Chief Privacy Officer (CPO), and Chief Security Officer (CSO). Mr. Mintz’s prior experience also includes: serving as Vice President and Chief Security Officer at Reuters; serving as Director of Trustworthy Computing & Chief Security Strategist at Microsoft; serving on Microsoft’s World-Wide Chief Security Officer’s Council; and serving as Kinko’s first CISO. Mr. Mintz is a Certified Information Systems Security Professional (CISSP) and holds a Graduate Certificate in Cybersecurity from Harvard University. Mr. Mintz also serves on the Board of Directors of the Cloud Security Alliance, a non-profit organization that promotes best practices for providing security assurance within cloud computing and provides education on the uses of cloud computing to help secure all other forms of computing.

Gregory Monahan

Mr. Monahan joined Absolute as a Director in December 2012 and is currently the Chair of the Governance and Nominating Committee and a member of the Audit Committee. Mr. Monahan is a resident of Darien, Connecticut. Mr. Monahan is a Senior Managing Director of Crescendo Partners, L.P. and he is the Portfolio Manager of Jamarant Capital, L.P., a New York-based investment firm. Mr. Monahan previously co-founded Bind Network Solutions, a consulting firm focused on network infrastructure and security. Mr. Monahan also serves on the board of directors of Primo Water Corporation (NYSE: PRMW), a leading pure-play water solutions provider in North America, Europe, and Israel. He was formerly a director of: BSM Technologies, a commercial fleet telematics provider; COM DEV International, a designer and manufacturer of space hardware; ENTREC Corporation, a crane and heavy haul transportation company; SAExploration Holdings, a geophysical services company offering seismic data acquisition services to the oil and gas industry; O’Charley’s Inc., a multi-concept restaurant company; and Bridgewater Systems, a telecommunications software provider. Mr. Monahan holds a Bachelor of Science degree in Mechanical Engineering from Union College and a MBA from Columbia Business School.

Sal Visca

Mr. Visca joined Absolute as a Director in March 2014 and is currently a member of the Compensation Committee and the Governance and Nominating Committee. Mr. Visca is a resident of Miami, Florida and his principal occupation is as Chief Technology Officer of Vertex (NASDAQ: VERX), a leading provider of comprehensive, integrated tax technology solutions, where he has been since March 2021. Prior to joining Vertex, Mr. Visca spent 10 years as the Chief Technology Officer at Elastic Path Software, a privately held e-commerce software company, and from 2005 to 2008 served as the Chief Technology Officer at Business Objects, an enterprise software company specializing in business intelligence. When Business Objects was acquired by SAP in 2007, Mr. Visca transitioned to Chief Technology Officer for the SAP Technology Development Group until 2010. Prior to Business Objects, he held a number of technology leadership positions at Infowave Software and IBM. Mr. Visca served as the Chairman of the Advisory Board of Infowave Software Inc. from 2004 to 2006. Mr. Visca also served as a director of DDS Wireless International Inc. from November 2006 to July 2014, as the Independent director of Terminal City Capital Inc. from May 2008 to August 2010, and as an advisor of INETCO Systems Limited. Mr. Visca graduated with Honours from the University of Western Ontario with a Bachelor of Science in Computer Science.

Gerhard Watzinger

Mr. Watzinger joined Absolute as a Director in December 2014 and is currently the Chair of the Compensation Committee and a member of the Governance and Nominating Committee. Mr. Watzinger, a resident of Naples, Florida, is the Chairman of CrowdStrike (NASDAQ: CRWD), a cloud-based security and endpoint protection company, and a member of the board of directors at Mastech Digital (NYSE: MHH) and KnowBe4 (NASDAQ: KNBE). Mr. Watzinger previously served as the chief strategy officer and an executive vice president at McAfee, where he was responsible for guiding McAfee’s global business strategy and development. Mr. Watzinger helped accelerate the international expansion of McAfee and directed the company through numerous successful mergers and acquisitions. Mr. Watzinger was also the architect of McAfee’s acquisition by Intel, a $7.7B transaction which is one of the largest deals in the security industry. Mr. Watzinger holds a Bachelor’s degree in Computer Science from the University of Applied Sciences in Munich, Germany.

Christy Wyatt

Ms. Wyatt is Absolute’s President and Chief Executive Officer. Ms. Wyatt is an effective resident of San Jose, California but also maintains residence in British Columbia. Ms. Wyatt joined Absolute as CEO in November 2018 and became a Director in December 2018. Previously, Ms. Wyatt served as President and CEO of Dtex Systems, a leader in enterprise user intelligence and insider threat detection. Prior to Dtex, Ms. Wyatt was Chair, President, and CEO of Good Technology, which was acquired by Blackberry in 2015. Ms. Wyatt has held a variety of executive leadership roles at globally-recognized business and technology brands including Citigroup, Motorola, Palm, Apple, and Sun Microsystems. Ms. Wyatt currently serves as a member of the boards of directors (including committees) of Silicon Labs (NASDAQ: SLAB) and Quotient Technology (NYSE: QUOT). She has been named: ‘New CEO of the Year’ in the December 2020 issue of the Globe and Mail’s Report on Business; one of Inc. Magazine’s Top 50 Women Entrepreneurs of America; Information Security’s CEO of the Year; one of the Fierce Wireless ‘Most Influential Women in Wireless’; and one of the Top 50 Women Leaders in SaaS. Ms. Wyatt graduated from the College of Geographic Sciences in Nova Scotia, Canada and also holds the NACD Certificate in Cybersecurity Oversight.

Executive Officers

The executive officers of the Company are:

Christy Wyatt, President and Chief Executive Officer

See Ms. Wyatt’s biography above.

Steven Gatoff, Chief Financial Officer

Mr. Gatoff, a resident of Hillsborough, California, joined Absolute in November 2020. Mr. Gatoff is responsible for all global finance, accounting, financial reporting, audit, tax, investor relations and capital planning functions. Mr. Gatoff is a seasoned software executive with 12 years of experience as CFO and 25 years of financial leadership at technology companies. Prior to joining Absolute, Mr. Gatoff served as CFO at 8x8 and before that he was CFO at Elementum, PagerDuty, Rapid7, and iPass. Mr. Gatoff has an MBA with Honors from Columbia University and is a former Certified Public Accountant.

Matthew Schoenfeld, Chief Revenue Officer

Mr. Schoenfeld, a resident of Verona, New Jersey, joined Absolute in June 2021. Mr. Schoenfeld oversees all revenue-generating activities at Absolute, including the global sales organization, sales operations, channel partnerships and development, and customer experience. Mr. Schoenfeld has more than two decades of sales leadership in the cybersecurity and enterprise SaaS space and a proven track record of developing high-performing sales teams and a customer-first culture across all go-to-market teams. Mr. Schoenfeld most recently served as an Executive in Residence at Greylock Partners, a leading venture capital firm based in Silicon Valley, where he consulted on a large portfolio of cybersecurity and other companies. Prior to Greylock, Mr. Schoenfeld spent five years in a leadership role at FireEye, where he drove rapid growth for the Americas business. Prior to FireEye, Mr. Schoenfeld held multiple sales leadership positions at leading enterprise software providers, including VMware and DynamicOps.

William Morris, Executive Vice President, Product Development

Mr. Morris, a resident of San Jose, California, joined Absolute in October 2019. Mr. Morris leads all aspects of engineering and product development at Absolute. Mr. Morris has over two decades of proven product leadership, with significant expertise in delivering world-class solutions across cloud, mobile and desktop applications. Mr. Morris has driven innovation at some of the world’s biggest brands. Prior to joining Absolute, he was Senior Vice President of Engineering at BlackBerry, where he led a 400+ person global engineering team in the delivery of security, mobile, cloud, and server solutions. Prior to BlackBerry, Mr. Morris was Vice President and Head of Engineering for Good Technology, was Vice President of Mobile Product Development at McAfee, and held numerous escalating roles at AOL including Vice President of Personalization Products and Vice President of Products and Technology. Mr. Morris holds a degree in Computer Studies from Amersham College in England.

Maninder Malli, Senior Vice President, Legal & Corporate Secretary

Mr. Malli, a resident of Vancouver, British Columbia, joined Absolute in December 2018. Mr. Malli leads the company’s legal team and oversees all legal functions and strategies – including corporate, governance, and securities law matters, licensing and intellectual property, privacy and employment law matters, compliance, and litigation. Mr. Malli is a seasoned, technology-focused lawyer and business leader with over 15 years of advanced Canadian, US, and international legal experience. Prior to joining Absolute, he helped lead the legal function at Avigilon, a leading global provider of security technology (acquired by Motorola Solutions) and practiced corporate law (M&A and capital markets) with two of Canada’s top international business law firms (Blake, Cassels & Graydon LLP and Stikeman Elliott LLP). He has also held legal advisory roles with the United Nations and the World Bank. Mr. Malli holds law degrees from New York University and Queen’s University and an undergraduate degree from the University of British Columbia.

Security Holding

At June 30, 2021, the Directors and executive officers of the Company collectively owned or controlled 302,571 Common Shares of the Company, representing approximately 0.61% of the Company’s outstanding Common Shares at June 30, 2021.

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

None of our Directors or executive officers has, within the 10 years prior to the date of this AIF, been a director, chief executive officer, or chief financial officer of any company (including us) that, while such person was acting in that capacity (or after such person ceased to act in that capacity but resulting from an event that occurred while that person was acting in such capacity), was the subject of a cease trade order, an order similar to a cease trade order, or an order that denied the company access to any exemption under securities legislation, in each case for a period of more than 30 consecutive days.

None of our Directors or executive officers or, to our knowledge, shareholders holding a sufficient number of securities to materially affect control of Absolute has within the 10 years prior to the date of this AIF: (i) become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or comprise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (ii) been a director or executive officer of any company, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or comprise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

None of our Directors or executive officers or, to our knowledge, shareholders holding a sufficient number of securities to materially affect control of Absolute has: (i) been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Conflicts of Interest

The Company is not aware of any existing or potential material conflicts of interest between the Company or a subsidiary of the Company and any Director or officer of the Company or of a subsidiary of the Company.

AUDIT COMMITTEE

Audit Committee Charter

The Audit Committee’s Charter is attached to this AIF as Schedule “A”.

Composition of the Audit Committee

As of the date of this AIF, the Audit Committee is composed of Lynn Atchison (Chair), Daniel Ryan, and Gregory Monahan, each of whom is financially literate and independent of the Company as such terms are defined in National Instrument 52-110 – Audit Committees.

Relevant Education and Experience

See “Directors and Officers” above for a description of the education and experience of each Audit Committee member that is relevant to the performance of his/her responsibilities as an Audit Committee member. Specifically:

•

Lynn Atchison has experience as a public company Chief Financial Officer and serving on the Audit Committees of public companies. Ms. Atchison is a Chartered Professional Accountant and holds a degree in Accounting from Stephen F. Austin State University.

•	Daniel Ryan has experience as a President and/or Chief Executive Officer of diverse group of companies. Mr. Ryan holds a degree in Math and Economics from the University of Minnesota.

•	Greg Monahan is an experienced investment portfolio manager and has served on the boards of a number of public and private companies. Mr. Monahan holds a MBA from Columbia University.

Audit Committee Oversight

During F2021, all recommendations of the Audit Committee with respect to nomination or compensation of the Company’s external auditor were adopted by the Board.

Pre-Approval Policies and Procedures

During F2021, the Audit Committee pre-approved a number of specific non-audit services, namely, tax advisory and information security services. In addition, the Audit Committee pre-approved the Chair of the Audit Committee to authorize other non-audit services up to a maximum of CAD$15,000 per quarter.

External Auditor Service Fees

Fees billed or to be billed by the Company’s external auditor for the fiscal years ended June 30, 2021 and 2020 are, or are expected to be, as follows:

	Amount billed during
	Fiscal 2021	Fiscal 2020
Audit Fees(1)	$297,647	$173,138
Audit-Related Fees(2)	$181,261	$88,848
Tax Fees(3)	$97,322	$54,157
Other Fees(4)	nil	$121,172

Total Fees	$576,229	$437,315

(1)

“Audit Fees” include fees necessary to perform the annual audit of the Company’s consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit fees also include audit or other attest services required by legislation or regulation, including consent letters and quarterly reviews.

(2)

“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include quarterly specified auditing procedures, accounting consultations on proposed transactions, professional services associated with security filings and registration statements, and statutory audits.

(3)

“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning, and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)	“Other Fees” include fees for advisory services which are not included in “Audit Fees” and “Audit-Related Fees”. These services include advisory on controls within the IT control environment.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

The Company is not aware of any existing or contemplated legal proceedings that it is or was a party to, or that any of its property is or was the subject of, during F2021 that involves a claim for damages which, exclusive of interest and costs, would be material to the Company.

Regulatory Actions

There were no: (a) penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during its most recently completed fiscal year; (b) other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision; or (c) settlement agreements that the Company entered into before a court relating to securities legislation or with a securities regulatory authority during its most recently completed financial year.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The Company is not aware of any material interest, direct or indirect, of (i) a Director or executive officer of the Company, (ii) a person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the Common Shares of the Company, or (iii) any associate or affiliate of any of the foregoing, in any transaction within the three most recently completed fiscal years or during the current fiscal year, that has materially affected or is reasonably expected to materially affect the Company.

TRANSFER AGENT AND REGISTRAR

The transfer agent for the Company’s Common Shares is AST Trust Company (Canada).

MATERIAL CONTRACTS

The Company is party to the following material contracts (as such term is defined in National Instrument 51-102 – Continuous Disclosure Obligations) entered into during F2021 or prior to the date of this AIF. There are no material contracts that the Company entered into prior to F2021 that are still in effect.

NetMotion Merger Agreement

On July 1, 2021, Absolute completed the acquisition (the “NetMotion Acquisition”) of 100% of the issued and outstanding capital stock of Mobile Sonic, Inc. (“Mobile Sonic” and, together with its wholly-owned subsidiaries, “NetMotion”). Following the closing of the NetMotion Acquisition, NetMotion Software, Inc. became a wholly-owned US subsidiary of Absolute.

The terms and conditions upon which Absolute consummated the NetMotion Acquisition are set forth in the Agreement and Plan of Merger (the “NetMotion Merger Agreement”) dated May 11, 2021 by and among Absolute, Mobile Sonic, and the other parties named therein. Pursuant to the terms of the NetMotion Merger Agreement, the consideration paid to securityholders of Mobile Sonic was comprised of approximately $340,000,000 in cash, subject to customary adjustments for cash, indebtedness, working capital, and transaction expenses. The NetMotion Acquisition was financed with approximately $65,000,000 in cash from Absolute’s balance sheet and the $275,000,000 Term Loan Facility (as defined and discussed below under “BSP Credit Agreement”).

Absolute and NetMotion provided customary representations and warranties to one another under the NetMotion Merger Agreement, all of which terminated as of the closing of the NetMotion Acquisition. Absolute has purchased a representation and warranty insurance policy to insure against losses suffered by Absolute as a result of any unknown breach of a covenant, representation or warranty contained in the NetMotion Merger Agreement, subject to customary exceptions and limitations.

The NetMotion Merger Agreement is available to view under Absolute’s SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov.

BSP Credit Agreement

Absolute entered into a Credit Agreement (the “BSP Credit Agreement”) dated July 1, 2021 with Benefit Street Partners LLC and its affiliates pursuant to which we obtained a $275,000,000 secured term loan (the “Term Loan Facility”). The Term Loan Facility was drawn down in full on closing of the NetMotion Acquisition.

The Term Loan Facility bears interest at a floating rate predicated on the LIBOR or the US base rate plus a variable margin which ranges from 5.50% to 6.00% for LIBOR loans and 4.50% to 5.00% for US base rate loans based on Absolute’s total net leverage ratio.

The Term Loan Facility has a six-year term and Absolute will commence repaying the principal of the loan on September 30, 2021 in quarterly installments in the amount of 0.25% of the aggregate principal amount. Absolute may prepay the loan with notice to the Agent and subject to a prepayment premium which is 101% of the principal amount being prepaid, plus all required interest due through the first anniversary of the loan, plus 050%, if prepaid prior to July 1, 2022, or 1% of the principal amount of the loan if prepaid between July 1, 2022 and July 1, 2023. In addition, the BSP Credit Agreement requires mandatory prepayment of the Term Loan Facility or a portion thereof from certain net cash proceeds from insurance, asset sales and from indebtedness incurred or issued but not permitted under the BSP Credit Agreement. Absolute must also prepay the Term Loan Facility annually commencing on June 30, 2022 with excess cash flow as determined under the BSP Credit Agreement. The amount of such prepayment is predicated on the total net leverage ratio minus voluntary principal prepayments made during the applicable year that were funded with the proceeds of any long-term indebtedness (other than revolving loans), proceeds of any casualty insurance, proceeds of non-ordinary course asset sales (in each case to the extent not otherwise required to prepay the loan) or proceeds from the issuance or sale of Absolute’s shares.

The Term Loan Facility includes standard and customary finance terms and conditions with respect to, among others, fees, representations, warranties, and covenants, including certain reporting requirements, which, if not met, could result in an event of default. The BSP Credit Agreement requires Absolute to maintain a minimum total net coverage ratio which ranges from 8.00:1.00 (for the fiscal quarter ending September 30,2021) to 3.75:1.00 (for the fiscal quarter ending June 30, 2024 and thereafter) and is tested quarterly.

The Term Loan Facility is subject to standard and customary negative covenants, including, among others, restrictions on indebtedness, certain acquisitions, and payments such as (but not limited to) dividends and distributions with respect to the Common Shares, and payments on account of the purchase, redemption, retirement or other acquisition of any of Absolute’s equity interests, subject to various exemptions, including but not limited to:

•

the payment of an annual dividend to shareholders in an aggregate amount not to exceed $15,000,000 in any fiscal year, subject to pro forma compliance with the financial covenant and certain other events of default (if Absolute receives at least $25,000,000 net cash proceeds from the issuance of shares in any fiscal year, then the annual dividend is increased by an amount equal to CAD$0.32 per share of such additional issued common share);

•

certain permitted acquisitions, which are limited to, among other things, non-hostile acquisitions that do not exceed the cap on the aggregate consideration to be allocated to non-loan parties so long as Absolute is in pro forma compliance; and

•

certain permitted indebtedness, which includes, among other things, capital lease obligations and indebtedness secured by purchase money liens, indebtedness in connection with a permitted acquisition and a general basket.

The Company is in compliance with all financial and operating covenants under the Term Loan Facility as at the date of this AIF. The BSP Credit Agreement includes standard and customary events of default.

The BSP Credit Agreement is available to view under Absolute’s SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov.

INTERESTS OF EXPERTS

Names of Experts

The financial statements of the Company for the year ended June 30, 2021 have been audited by Deloitte LLP.

Interests of Experts

Deloitte LLP are the external auditors for the Company and are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia and within the meaning of the U.S. Securities Act of 1933, as amended, and the applicable rules and regulations thereunder adopted by the U.S. Securities and Exchange Commission (the “SEC”) and the Public Company Accounting Oversight Board (United States).

ADDITIONAL INFORMATION

Additional information relating to the Company is available at www.absolute.com, under Absolute’s SEDAR profile at www.sedar.com, and on EDGAR at www.sec.gov. References to our website in this AIF do not incorporate by reference the information on such website into this AIF, and we disclaim any such incorporation by reference.

Additional financial information (including more detailed information with respect to risks and uncertainties) is provided in the Company’s audited consolidated financial statements and MD&A for the years ended June 30, 2021 and 2020. Copies of the financial statements and MD&A are available at www.absolute.com, under Absolute’s SEDAR profile at www.sedar.com, and on EDGAR at www.sec.gov.

Additional information (including directors’ and officers’ remuneration and indebtedness, principal holders of our securities, and securities authorized for issuance under equity compensation plans) will be contained in our management information circular that will be filed in connection with our next annual shareholders meeting. Once filed, the circular will be available under Absolute’s SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov. The Company’s management information circulars for its prior annual shareholders meetings are available under the Company’s profile on SEDAR at www.sedar.com.

The Company is a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended, and is therefore not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the U.S. Securities Exchange Act of 1934, as amended, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we are required to file or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws.

SCHEDULE “A”

ABSOLUTE SOFTWARE CORPORATION

AUDIT COMMITTEE CHARTER

I.	MANDATE

The mandate of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Absolute Software Corporation (the “Company”) is to assist the Board to fulfill its oversight responsibilities relating to:

(a) the integrity of the Company’s financial reporting and financial statements;

(b) the effectiveness of the Company’s internal controls and risk management processes;

(c) the Company’s compliance with applicable legal and regulatory requirements; and

(d) the appointment and performance of the Company’s internal and external auditors.

The Company’s management is responsible for: (i) adopting and applying sound accounting principles: (ii) designing, implementing and maintaining effective processes related to internal control over financial reporting; and (iii) preparing the annual and interim financial statements, associated Management’s Discussion & Analysis (“MD&A”) and other relevant continuous disclosure documents. The external auditor is responsible for conducting an independent audit in accordance with professional standards and for forming an opinion on the annual financial statements. The Committee is responsible for overseeing these financial reporting activities.

In performing its duties, the Committee will maintain effective working relationships and provide an avenue for effective and open communication among the Board, management, the external auditor and any internal audit function.

II.	LIMITATION ON THE ROLE OF THE COMMITTEE

The Committee’s role is one of oversight. While the Committee has the responsibilities and powers set forth in this Charter, it is not the responsibility of the Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with international financial reporting standards and applicable laws, rules and regulations. These are the explicit responsibilities of management and the external auditor. As such, in executing its oversight role, the Committee does not provide any expert or special assurances or guarantees regarding the Company’s financial statements, nor does it provide any professional certification as to the external auditor’s work.

III.	MEMBERSHIP

The Committee will consist of at least three Directors, but not more than five Directors, appointed by the Board annually. Each member of the Committee shall serve at the pleasure of the Board until the member resigns from the Committee, is removed from the Committee by the Board or ceases to be a member of the Board. The membership of the Committee will be guided by applicable legal, stock exchange and corporate governance requirements and recommendations, including National Instrument 52-110 - Audit Committees (“NI 52-110”).

Chair

At the time of the annual appointment of the Committee, the Board will appoint one of the members of the Committee as Chair, and the Chair will be in charge of overseeing and managing the affairs of the Committee, including by presiding over all Committee meetings, coordinating the Committee’s compliance with this Charter, working with management to develop the Committee’s annual work-plan, and delivering reports of the Committee to the Board.

Independence

All members of the Committee must be independent Directors(1) (subject to any exemptions or relief that may be granted from such requirements).

(1)

Within the meaning of “independence” per the provisions of NI 52-110, the NASDAQ Rules, and Rule 10A-3 promulgated by the SEC (and any successor rules). See also National Policy 58-201 - Corporate Governance Guidelines for guidelines as to composition of Board committees.

Expertise of Committee Members

Each member of the Committee must be financially literate, as such term is defined in NI 52-110 and the Listing Rules of The Nasdaq Stock Market LLC (the “NASDAQ Rules”). At least one member of the Committee should be financially sophisticated (within the meaning set forth in the NASDAQ Rules) and a financial expert and have accounting or related financial management expertise, for example as a certified public accountant, chief financial officer or corporate controller. The Board will interpret the qualifications of financial literacy and financial management expertise in its business judgement within the requirements of NI 52-110, the NASDAQ Rules, the rules and regulations promulgated by the U.S. Securities and Exchange Commission (the “SEC”), and other applicable laws and regulations and will determine whether a Director meets these qualifications.

No member of the Committee may serve on the audit committees of more than two other public companies at the same time as being a member of the Committee, unless the Board has determined that such simultaneous service would not impair the ability of such member to effectively serve on the Committee.

IV.	MEETINGS

The Committee will meet at least four times annually according to a schedule established each year, and at such other times as determined necessary or desirable by the Committee.

The Committee Chair (or his or her designate) will prepare an agenda in advance of each meeting, in consultation with management, other Committee members and, where appropriate, the external auditor and/or any internal audit function. The agenda and supporting materials will be circulated to the members in advance of the meeting to allow members an appropriate period of time to prepare for the meeting. The Committee Chair will chair all Committee meetings that he or she attends, and, in the absence of the Chair, a designate of the Chair who is a member of the Committee will chair the Committee meeting at which the Chair is not present.

The Committee will, where appropriate, invite members of management, the external auditor, and/or any internal audit function to attend meetings. In addition, the Committee may invite to any of its meetings external legal counsel or other external advisors or other persons whose attendance it considers necessary or desirable in order to carry out its responsibilities.

The Committee will meet at least quarterly with the Company’s management and at least annually with the external auditor. In addition, the Committee may meet in camera from time to time to discuss any matters of interest or concern to the members in the absence of management or other interested parties.

A quorum of the Committee is the attendance of at least two thirds of the members of the Committee. No business may be transacted by the Committee at a meeting unless a quorum of the Committee is present.

Meetings may be held in person, by teleconference, or through the use of any telecommunication system that permits all persons participating in the meeting to adequately communicate with each other.

At any meeting of the Committee, questions will be decided by a majority of the votes cast by members present, except where only two members are present, in which case any question must be decided unanimously.

V.	RESPONSIBILITIES

The Committee’s role is to provide an independent review of the financial function of the Company and is responsible for supporting management in, and verifying the quality and integrity of, the Company’s financial reporting obligations. In fulfilling this role, the Committee’s responsibilities include the following:

Internal Controls

•

Overseeing and reviewing, in consultation with management, the external auditors and any internal audit function, the reliability, adequacy and effectiveness of management’s system of internal controls over the Company’s accounting and financial reporting systems, including, without limitation, controls over financial reporting, non-financial controls and legal and regulatory controls and the impact of any identified weaknesses in internal controls.

•

Reviewing, in consultation with management, the external auditors, and any internal audit function, any significant changes in internal controls over financial reporting that are disclosed, or considered for disclosure, including those in the Company’s periodic regulatory filings.

•

Ensuring that the external auditors keep the Committee informed of any fraud, illegal acts, deficiencies in internal controls and other relevant matters about the Company that come to their attention during their audit, and review any related issues identified and recommendations made by the external auditors, together with management’s responses thereto, including the timetable for implementation of recommendations to correct any identified weaknesses in internal controls.

•	Reviewing any related party transactions and potential conflicts of interest.

•	Assessing the extent to which internal control recommendations made by the external auditors or any internal audit function have been implemented by management.

•

Assessing the Company’s financial computer systems and applications, the security of such systems and applications and the contingency plan for processing financial information in the event of a systems breakdown.

•	Reviewing any allegations of fraud disclosed to the Committee involving management or other employees of the Company with a role in the Company’s internal controls over financial reporting.

•

Receiving and reviewing management’s report on the effectiveness of internal controls over financial reporting, including the factors identified by management as factors that may affect future financial results, and the interim and annual CEO and CFO certifications filed with the securities regulatory authorities.

•	Discussing with the CEO and CFO their certification of the internal controls over financial reporting, as and when appropriate or required by applicable law or regulation.

Risk Management

•

Reviewing and overseeing the Company’s policies and practices with respect to risk assessment and risk management in all areas, including risks related to finance, operations, physical security, information security, product, records management, fraud and other crime.

•

Meeting regularly with management and other appropriate staff to discuss the Company’s significant risk exposures, the likelihood of the risks manifesting, the potential impact of the risks manifesting and steps management has taken and is taking to monitor, assess, control and mitigate such exposures (including relevant insurance coverages).

Ethics Compliance & Whistleblowers

•	Reviewing the Company’s ethics compliance and whistleblower program(s), including policies and procedures for monitoring compliance, and the implementation and effectiveness of such program(s).

•

Establishing procedures for: (a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or audit matters; and (b) the confidential, anonymous submission by employees regarding such matters.

•

The Committee Chair, or another member of the Committee designated by the Chair, will serve as the recipient of any whistleblower submissions and will lead a review of the subject matter of the report. The member conducting the review may enlist employees of the Company or outside legal, accounting or other advisors, as appropriate, to assist in or conduct the review.

•	At least quarterly, the Committee Chair will report to the Board on the number of whistleblower complaints received and the status of all complaints reviewed.

Financial Reporting

General

•

Reviewing significant accounting and financial reporting issues, with particular emphasis on identifying the principal risks to the accuracy of financial reporting and any changes of a material nature to the characterization of entries and accounts.

•

Reviewing and discussing with management and the external auditor and, where appropriate, recommending approval to the Board of all public disclosure relating to financial information such as press releases, financial statements, MD&A, Annual Information Forms, projections or materials otherwise involving information derived from the financial reports or the analytic reporting thereof, as well as financial information and guidance provided to analysts and rating agencies.

•	Reviewing with the external auditors their proposed audit adjustments and any audit problems or difficulties and management’s response thereto.

•

Reviewing significant accounting and financial reporting requirements in effect from time to time, including recent professional and regulatory pronouncements and critical accounting policies, and understanding their impact on the financial statements.

•	Reviewing with the external auditor and management the extent to which changes or improvements in financial or accounting practices, as previously reported to the Committee, have been implemented.

•	Reviewing issues related to liquidity, capital resources and contingencies that could affect liquidity.

•	Reviewing treasury operations, including investment policies, financial derivatives and hedging activities.

•	Reviewing material off-balance-sheet transactions and contingent liabilities.

•	Discussing with the external auditor any matters that auditing standards require to be communicated with the Committee.

•	Receiving and reviewing reports from other Board committees with regard to matters that could affect financial reporting.

•	Overseeing the resolution of any disagreements between management and the external auditor regarding financial reporting.

•

Following completion of the annual audit, reviewing with management and the external auditor: any significant issues, concerns or difficulties encountered during the course of the audit, including any issues that arose during the course of the audit and have subsequently been resolved and those issues that have been left unresolved; key accounting and audit judgments; and levels of misstatements identified during the audit, obtaining explanations from management and, where necessary the external auditor, as to why certain misstatements might remain unadjusted.

•

Reviewing any other matters related to financial reporting that are brought forward by management, the external auditors, and/or any internal audit function or which are required to be communicated to the Committee under accounting policies, auditing standards or applicable laws or regulations.

Annual and Interim Financial Statements

•

Reviewing the annual and interim financial statements, determining whether they are complete and consistent with the information known to the Committee members and assessing whether they reflect appropriate accounting principles, estimates and judgments.

•	Meeting with management and the external auditors to review the annual financial statements, the associated MD&A and the results of the audit.

•	Meeting with management and, if necessary, the external auditors to review the interim financial statements and associated MD&A.

•	Making recommendations to the Board regarding the Board’s approval of the annual and interim financial statements and the associated MD&A.

•	Understanding how management develops and summarizes quarterly financial information and the extent to which the external auditors review quarterly financial information.

•

Paying particular attention to disclosure of complex and/or unusual transactions and significant changes to accounting principles, alternative treatments under applicable regulatory accounting initiatives, restructuring charges and derivative disclosures.

•	Focusing on judgmental areas, such as those involving the valuation of assets and liabilities.

•	Ensuring appropriate review of accounting practices that relate to transfer pricing.

Internal Audit (if and as applicable)

•	Reviewing and approving management’s decisions relating to the need for internal audit.

•	Reviewing and approving the mandate, budget, plan, performance, and qualifications of the internal audit function.

•	Reviewing significant reports prepared by the internal audit function together with management’s response and progress in remedying any significant findings.

•

On a regular basis, meeting with the chief internal auditor and the external auditor in the absence of management to discuss any matters that the Committee or the internal audit function believes should be discussed.

External Auditors

•

If and when necessary, selecting, retaining and terminating the external auditor (subject to any applicable Board or shareholder approvals) and recommending to the Board the compensation for the external auditors. In such regard, recommending to the Board the nomination of the external auditor for approval by the shareholders.

•

Reviewing and approving the external auditor’s annual audit plan, including relevant engagement terms and fees. Reviewing the external auditor’s proposed audit scope and approach, including coordination of audit effort with the internal audit function, if applicable.

•	Overseeing the work of the external auditors and ensuring that the external auditor reports directly to the Committee.

•

Reviewing with the external auditor the quality, not just the acceptability, of the Company’s accounting principles as applied to critical accounting policies and practices, alternative treatments of financial information that have been discussed with management and any other material communications with management.

•

Reviewing and confirming the independence and performance of the external auditors annually, prior to the issuance of the external auditor’s report on the annual financial statements, including a review of the cost and nature of all non-audit services provided, and the auditors’ assertion of their independence in accordance with professional standards.

•

Obtaining and reviewing annually a report from the external auditor describing: (a) the external auditor’s internal quality-control procedures; (b) any material issues raised by the most recent internal quality-control review, or peer review of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (c) all relationships between the external auditor and the Company.

•	Obtaining and reviewing quarterly a report prepared by the external auditor in respect of the respective interim financial statements.

•	Reviewing the audit representation letters with particular attention to non-standard representations.

•

Reviewing and monitoring the content of the external auditor’s management letter, in order to assess whether it is based on a good understanding of the Company’s business and establishing whether recommendations have been acted upon and, if not, the reasons they have not been acted upon.

•

Pre-approving all non-audit services provided by the external auditor to the Company. Pre-approval requirements may be met where the Committee establishes detailed policies as to each service to be pre-approved and the Committee is informed of such services at its next meeting, provided that the policies must not include delegation of the Committee’s responsibilities to management. The Committee may delegate this authority to one of the Committee members, but not to management, provided the non-audit services in question are presented to the Committee at its next meeting.

•

Establishing which non-audit services the external auditor will be prohibited from providing, considering (a) whether the skills and experience of the audit firm make it a suitable supplier; (b) whether there are safeguards in place to ensure that there is no threat to the external auditor’s objectivity and independence in the conduct of the audit; and (c) the type of the non-audit services, the related fee levels and the fee levels individually and in aggregate relative to the audit fee.

•

Having the external auditor provide the Committee with a summary of any investigation by governmental or professional authorities within the preceding five years respecting any audits of the Company carried out by the external auditor and any steps taken to deal with any issues raised by the inquiry or investigation.

•

On a regular basis, meeting separately with the external auditor in the absence of management to discuss any matters required by applicable auditing standards to be discussed by the external auditors with the Committee or that the Committee or the external auditor believes should be discussed.

Compliance with Laws and Regulations

•	Periodically obtaining updates from management regarding material compliance with applicable laws and regulations.

•

Reviewing, with the Company’s legal counsel (at least once annually), any legal matters that could have a significant impact on the Company’s financial statements, the Company’s compliance with applicable laws and regulations and any inquiries received from regulators or governmental agencies.

•	Periodically reviewing legal and regulatory requirements that may have a significant impact on the Company’s business, financial statements or results of operations.

•	Being satisfied that all regulatory compliance matters have been considered in the preparation of the financial statements.

•

Reviewing the findings of any examinations by regulatory agencies such as the British Columbia Securities Commission or any stock exchange upon which the Company’s securities are listed from time to time.

•

Reviewing any reports concerning fraud, corruption, bribery or other legal or regulatory non-compliance that occurs at the Company, including consideration of the internal controls that should be strengthened to reduce the risk of a similar event in the future.

Other Responsibilities

•	Ensuring that significant findings and recommendations made by management or the internal or external auditors are received and discussed on a timely basis.

•	If necessary, reviewing the policies and procedures in effect for considering officers’ expenses and perquisites.

•	Performing other oversight functions as requested by the Board.

•

Ensuring that the Annual Information Form discloses the text of this Charter, a description of any specific policies and procedures for the engagement of non-audit services, the aggregate fees (by service fee category) billed by the external auditor in each of the last two years and any other information regarding the Committee, the Company’s external auditor and the financial position of the Company required by applicable laws and regulations.

•	Reviewing and approving any Committee disclosure required by applicable law in the Company’s public disclosure documents.

•

Performing any other activities required by applicable laws, rules, regulations, and/or stock exchange requirements, and performing other activities that are consistent with this Charter, the Company’s constating documents and governing laws, as the Committee or the Board deems necessary or appropriate.

Reporting Responsibilities

•	Regularly reporting to the Board about Committee activities and making appropriate recommendations.

•	Maintaining minutes of all Committee meetings.

VI.	RESOURCES AND AUTHORITY

The Committee has the authority, and will be provided with all resources that it reasonably requires, to discharge its responsibilities, including the authority to conduct any investigation appropriate to fulfilling its responsibilities and having full access to all Company books, records and personnel. The Committee may, as appropriate, engage, at the expense of the Company, outside auditors, independent legal counsel and/or other experts or consultants that the Committee deems appropriate. The Committee may, to the extent permissible by applicable law, designate a sub-committee to review any matter within this Charter as the Committee deems appropriate. The Committee may communicate directly with the internal and external auditors.

VII.	CHARTER

At least once annually, the Committee will review and re-assess the adequacy of this Charter to ensure compliance with any applicable laws and rules and regulations and recommend any proposed changes to the Board for approval.

Last updated: October 28, 2020